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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                              VERILINK CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    923432108
                                 (CUSIP Number)


                             ALOK PRASAD, PRESIDENT
                               BEACON TELCO, L.P.
                               8 ST. MARY'S STREET
                                BOSTON, MA 02215
                                 (617) 358-1537

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  April 1, 2001
                                  -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules file in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
                                  SCHEDULE 13D

CUSIP NO.      923432108                                       PAGE 2 OF 5 PAGES
           -----------------
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1.         NAME OF REPORTING PERSON     BEACON TELCO, L.P.
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           52-2271449
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2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a) [ ]
           (b) [ ]
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3.         SEC USE ONLY

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4.         SOURCE OF FUNDS*
           SC
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5.         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT    [  ]
           TO ITEMS 2(d) OR 2(e)
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6.         CITIZENSHIP OR PLACE OF ORGANIZATION
           DELAWARE
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                     7.        SOLE VOTING POWER
                               749,900 COMMON SHARES PLUS VESTED RIGHTS TO
                               ACQUIRE ANOTHER 250,000 COMMON SHARES.
  NUMBER OF          -----------------------------------------------------------
   SHARES            8.        SHARED VOTING POWER
BENEFICIALLY                   -0-
  OWNED BY           -----------------------------------------------------------
    EACH             9.        SOLE DISPOSITIVE POWER
  REPORTING                    749,900 COMMON SHARES PLUS VESTED RIGHTS TO
   PERSON                      ACQUIRE ANOTHER 250,000 COMMON SHARES
    WITH             -----------------------------------------------------------
                     10.       SHARED DISPOSITIVE POWER
                               -0-
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11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           999,900 COMMON SHARES
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12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          [ ]
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13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
           6.2%
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14.        TYPE OF REPORTING PERSON
           PN
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
                                  SCHEDULE 13D

CUSIP NO.      923432108                                       PAGE 3 OF 5 PAGES
           -----------------

ITEM 1. SECURITY AND ISSUER

           This statement relates to the Common Stock of Verilink Corporation ("Corporation"). The name and address of the principal executive offices of the issuer of such securities is as follows:

                     Verilink Corporation
                     950 Explorer Boulevard
                     Huntsville, Alabama  35806

ITEM 2.  IDENTITY AND BACKGROUND

This Schedule 13D is filed on behalf of Beacon Telco, L.P., a Delaware limited partnership, whose principal office is located at 8 St. Mary's Street, Boston, Massachusetts 02215. The principal purpose of Beacon Telco, L.P. is to achieve long-term capital appreciation through venture capital investments in seed and early-stage photonics-enabled companies in the optical networking and broadband communications and computing sectors.

The general partner of Beacon Telco, L.P. is Beacon Photonics, Inc., a Delaware corporation, whose principal office is located at 8 St. Mary's Street, Boston, Massachusetts 02215. The principal purpose of Beacon Photonics, Inc. is investment management.

During the last five years, neither Beacon Telco, L.P. nor Beacon Photonics, Inc. has been convicted in a criminal proceeding.

During the past five years, neither Beacon Telco, L.P. nor Beacon Photonics, Inc. has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or the result of which subjects or subjected either Beacon Telco, L.P. or Beacon Photonics, Inc. to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Beacon Telco, L.P. has acquired the shares described in his Schedule 13D through a Warrant and Stockholder's Agreement between Verilink Corporation and Beacon Telco, L.P. dated October 13, 2000. To date, the purchase price for shares vested under the terms of the Warrant and Stockholder's Agreement has been paid out of Bonus Payments from Verilink Corporation to Beacon Telco, L.P. made pursuant to the Cooperative Research Agreement between Verilink Corporation and Beacon Telco, L.P., also dated October 13, 2000.

                                  SCHEDULE 13D

CUSIP NO.      923432108                                       PAGE 4 OF 5 PAGES
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ITEM 4.  PURPOSE OF TRANSACTION

           Beacon Telco, L.P. acquired the shares of Common Stock of Verilink Corporation for investment purposes. The Warrant and Stockholder's Agreement provides for the vesting of additional shares of the Common Stock of Verilink Corporation upon the occurrence of certain events specified in the Warrant and Stockholder's Agreement. Depending on market conditions, economic conditions and other relevant factors, Beacon Telco, L.P. may alter its holdings in the Common Stock through open market purchases or sales. Beacon Telco, L.P. intends to evaluate its holdings in Verilink Corporation on a continual basis.

           Other than the acquisition of additional shares of Common Stock by Beacon Telco, L.P. through the vesting provisions of the Warrant and Stockholder's Agreement, neither Beacon Telco, L.P. nor Beacon Photonics, Inc. has any present plans or proposals which relate to or would result in: (a) the acquisition by any persons of additional securities of Verilink Corporation or the disposition of securities of Verilink Corporation; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Verilink Corporation or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Verilink Corporation or any of its subsidiaries; (d) any change in the present Board of Directors or management of Verilink Corporation, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of Verilink Corporation; (f) any other material change in Verilink Corporation's business or corporate structure; (g) changes in Verilink Corporation's charter, bylaws or instruments corresponding thereto or other action which may impede the acquisition of control of Verilink Corporation by any person; (h) causing a class of securities of Verilink Corporation to be delisted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) any class of equity securities of Verilink Corporation becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

           (a) Beacon Telco, L.P. has beneficial ownership (as defined in Rule 13d-3) of 999,900 shares, or 6.2%, of Verilink Corporation's Common Stock. Of those shares, 749,900 are represented by stock certificate no. FBU 1208; rights to acquire the other 250,000 shares are vested in Beacon Telco, L.P. pursuant to the Warrant and Stockholder's Agreement dated October 13, 2000.

                     Beacon Photonics, Inc., as the general partner of Beacon Telco, L.P., has indirect beneficial ownership of those 999,900 shares, or 6.2%, of Verilink Corporation's Common Stock. Of those shares, 749,900 are represented by stock certificate no. FBU 1208; rights to acquire the other 250,000 shares are vested in Beacon Telco, L.P. pursuant to the Warrant and Stockholder's Agreement dated October 13, 2000.

                                  SCHEDULE 13D

CUSIP NO.      923432108                                       PAGE 5 OF 5 PAGES
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           (b)       Beacon Telco, L.P. has sole power to vote or direct the
                     vote and sole power to dispose or to direct the disposition over 749,900 shares represented by stock certificate no. FBU 1208; rights to acquire another 250,000 shares are vested in Beacon Telco, L.P. pursuant to the Warrant and Stockholder's Agreement dated October 13, 2000.

           (c) On or about April 1, 2001, Beacon Telco, L.P. vested in rights to acquire 250,000 shares of Common Stock of Verilink Corporation pursuant to the Warrant and Stockholder's Agreeent dated October 13, 2000.

           (d)       Not applicable.

           (e)       Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

           The Warrant and Stockholder's Agreement dated October 13, 2000 provides a warrant for the periodic vesting of shares of Common Stock of Verilink Corporation in Beacon Telco, L.P. upon the occurrence of specified events.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

           Warrant and Stockholder's Agreement dated October 13, 2000, filed by Verilink Corporation as Exhibit 10.54 to its Form 10-Q for the quarter ended September 30, 2000, is incorporated in its entirety herein by reference.




                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



       July 16, 2001                              By:  /s/ Alok Prasad
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           Date                                        Alok Prasad, President